

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 14, 2018

Larry M. Reid
Chief Financial Officer
Cleartronic, Inc.
8000 North Federal Highway
Boca Raton, FL 33487

   Re: Cleartronic, Inc.
   Form 10-K for the Fiscal Year ended September 30, 2017
   Filed January 16, 2018
   File No. 000-55329

Dear Mr. Reid:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services